

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

Jay R. Venkatesan
Chief Executive Officer
Angion Biomedica Corp.
456 Montgomery Street, Suite 1200
San Francisco, CA 94104

     Re: Angion Biomedica Corp.
        Amendment No. 1 to Draft Registration Statement on Form S-1
        Submitted May 13, 2020
        CIK No. 0001601485

Dear Dr. Venkatesan:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Capitalization, page 79

1.   Please revise to include the convertible promissory notes balance in your total capitalization balance. Also it appears that the convertible promissory notes balance and the total number of shares issued and outstanding presented here do not agree with the corresponding balances on your consolidated balance sheet at page F-3.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments, page 98

2.   Please revise the table to include the intended balances for the convertible promissory notes. Please also revise to correct the total balances.

You may contact Terence O'Brien at (202) 551-3355 or Li Xiao at (202) 551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Miles P. Jennings, Esq.